Exhibit 99.1

Hi everyone,

My name is Max Howard and I am the Transaction Manager here on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a painting by the Cuban American artist, Carmen Herrera. Remembered for her geometric abstract paintings and bold use of line and color, Herrera has enjoyed an increase in both institutional and market recognition in recent years.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 65 examples of Herrera’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the second we have selected to be on the Masterworks platform.

Entitled “xNxoxcxhxex xVxexrxdxex,” the current offering was completed by the artist in 2016. The piece is a large-format example of Herrera’s hard-edge abstractions, which she began in 1948. The Painting features a dichromatic composition of green and black L-shaped forms that interlock to form a perfect square.

Green and black abstract paintings from the 1970s, that share similarities to the Painting, are included in notable museum collections, including El Museo del Barrio in New York and the Museum Pfalzgalerie Kaiserslautern in Germany, among others.

As of November 2022, examples similar in scale and period to the Painting account for two of the artist’s top ten auction records and have sold in excess of $600,000. “Aquila Verde” (2015) sold for just under $1 million at Phillips, London in April 2021 and “Amarillo y Negro” (2010) sold for $630,000 at Phillips, New York in November 2021.

Between November 2011 to June 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 26.4%.